EXHIBIT 99.5

                              RECENT DEVELOPMENTS

     As of June 30, 2000, we purchased a hotel in Boulder, Colorado, which is described in Supplement No. 7. The total purchase price for the hotel was $14,885,000. Of this total, $3,721,250 (representing 25%) was paid in cash at closing and the balance of $11,163,750 (or 75%) is payable by us to Promus Hotels, Inc., as the seller, under a secured promissory note having a maturity date of April 28, 2001. The terms of the promissory note are described below in another section.

     On September 8, 2000, we refinanced much of our short-term debt with loans from First Union National Bank in the aggregate amount of $60 million. These loans are described below in other sections. We used these loans to repay the four promissory notes we executed in 1999 when acquiring 11 hotels.

     On September 8, 2000, in connection with these loans, we formed two new wholly-owned subsidiaries, and transferred a total of eight of our hotels to the new subsidiaries. Those eight hotels, together with our three hotels in Texas, serve as collateral for the lender. In addition, three of our existing subsidiaries have amended their organizational documents to achieve conformity with the organizational documents for our new subsidiaries. These matters are discussed in another section below.

     Of the $60 million total, $50 million is repayable over 10 years. Thus, the refinancing constitutes a change to our borrowing policy, as originally described in the prospectus, because we will not hold our properties on an "all cash" basis over the long-term.

     When we acquired our first 13 hotels, we elected to finance a portion of the purchase price of each hotel by delivering short-term notes to the seller. The use of this short-term debt was consistent with our original borrowing policy, which was to purchase our properties either on an all-cash basis or using interim borrowings. The short-term seller financing was available on attractive terms and allowed us to purchase a greater number of hotels at what we believed to be more attractive prices than we could have purchased without the use of interim financing. The intent, as expressed in previous Supplements to the prospectus, was to repay the short-term seller financing with proceeds from the offering of common shares.

     As indicated in previous Supplements to the prospectus, when proceeds from our offering of common shares were raised more slowly than was sufficient for repayment of the short-term seller financing, we needed to refinance the short-term seller debt. Our loans through First Union National Bank in the aggregate amount of $60 million are designed to refinance the short-term seller debt that we perceived as difficult to repay when due with proceeds from the sale of our common shares. Since $50 million of the new debt, as described in this Supplement No. 8, has a term of 10 years, it is not



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interim  financing, but is longer-term financing which may stay in place for the
full   10-year  period.  This  financing  is  permitted  by  our  organizational documents and on terms and conditions deemed by management to be favorable and in our best interests and those of our shareholders.

     While our receipt of the loans from First Union National Bank, as described in this Supplement No. 8, represents a departure from the objective of purchasing all our properties on an all-cash basis or using interim borrowings, we intend to pursue, on a going-forward basis, our objective of purchasing properties either on an all-cash basis or using interim borrowings, but only to the extent we can do so in accordance with the perceived best interests of our company and its shareholders, the rate at which attractive acquisitions become available, the rate at which we receive funds from the offering of our common shares and other relevant factors. As stated in the original prospectus, for the purpose of flexibility in operations, we may borrow on such terms as we deem prudent, subject to the approval of the Board of Directors and certain limitations imposed by our bylaws.

     Debts secured by mortgages and other security interests involve certain risks (described in the prospectus), including the possible loss of equity in properties or assets through foreclosure following default on a loan. Management believes both (1) that the rent we are receiving as a result of the operations of the hotels is sufficient to make regularly-scheduled payments on our existing debt, and (2) that our remaining short-term debt (including the $10 million portion of the refinancing from First Union National Bank and the remaining $23 million in the short-term seller financing) will either be repaid from proceeds of our on-going offering of common shares or refinanced on terms acceptable to us. However, there can be no complete assurance that either expectation will prove true. If either proves untrue, we could lose some or all of our properties or assets through foreclosure.

     It is our objective ultimately to own assets with a cost basis of at least $200 million and with permanent debt not exceeding approximately $50 million. Management would characterize this debt level as "conservative," based upon industry standards. There is no assurance that we will be able to acquire assets at the indicated level or will be able to, or elect to, maintain permanent debt at the indicated level. Thus, this should be viewed merely as an investment objective and not a prediction or assurance as to the future course of events concerning our operations.


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